RHINEBECK BANCORP, INC.

2 Jefferson Plaza

Poughkeepsie, NY 12601

November 7, 2018

Via Edgar

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Rhinebeck Bancorp, Inc.
Registration Statement on Form S-1 (Commission File No. 333-227266)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

Rhinebeck Bancorp, Inc. hereby requests that the effective date of the above referenced Registration Statement on Form S-1, as amended, be accelerated to November 9, 2018 at 3:00 p.m. EST, or as soon thereafter as is practicable.

Please contact Scott A. Brown, of Luse Gorman, PC. ((202) 274-2013), if you have any questions concerning this matter.

Very truly yours,

/s/ Michael J. Quinn

Michael J. Quinn
President and Chief Executive Officer